EXHIBIT 21

BALTEK CORPORATION AND SUBSIDIARIES
Subsidiaries of Registrant
December 31, 1999
                                                                    Voting
                                            Where                   Securities
                                            Incorporated            Owned
                                            ------------            -----

Balmanta S.A. (2)                           Ecuador                 100%
Compania Ecuatoriana de Balsa, S.A.         Ecuador                 100%
Maderas Secas C.A. (2)                      Ecuador                 100%
Marines C.A.(6)                             Ecuador                 100%
Plantaciones De Balsa, S.A. (3)             Ecuador                 100%
Productos del Pacifico, S.A.                Ecuador                 100%
Recorcholis,S.A. (8)                        Ecuador                 100%
Servicios Contables, S.A. (5)               Ecuador                 100%
Balsa Ecuador Lumber Corporation            New Jersey              100%
Balsa Development Corporation               New Jersey              100%
Sanlam Corporation                          New York                100%
Baltek Foreign Sales Corporation            U.S. Virgin Islands
                                                                    100%
Crustacea Corporation                       Delaware                100%
Cryogenic Structures Corporation            Delaware                94%   (1)

                                                                      EXHIBIT 21
                                                                     (Continued)
BALTEK CORPORATION AND SUBSIDIARIES
Subsidiaries of Registrant
December 31, 1999
                                                                Voting
                                             Where              Securities
                                             Incorporated       Owned
                                             ------------       -----
Pacific Timber Ltd. (4)                      Great Britain      100% (1)
Baltek GmbH                                  Germany            100% (1)
Baltek, S.A.                                 France             100% (1)
Baltek, Ltd.                                 Great Britain      100% (1)
Baltek Scandinavia Aps (7)                   Denmark            100% (1)


(1) Includes qualifying shares in the names of individuals associated with the Company.

(2) Wholly-owned by Productos del Pacifico, S.A. and Compania Ecuatoriana de Balsa, S.A.

(3) Wholly-owned by Baltek Corporation, Compania Ecuatoriana de Balsa, S.A, Productos del Pacifico, S.A., Maderas Secas, C.A., Balmanta, S.A., and Servicios Contables, S.A.

(4)  Wholly-owned by Baltek Ltd.

(5) Wholly-owned by Compania Ecuatoriana de Balsa, S.A., Maderas Secas C.A., Balmanta, S.A., and Productos del Pacifico, S.A.

(6)  Wholly-owned by Baltek Corporation, Maderas Secas C.A.and Balmanta, S.A.

(7)  Wholly-owned by Baltek, S.A.

(8)  Wholly-owned by Marines C.A.

The above subsidiaries are included in the Company's consolidated financial statements.

                       BALTEK CORPORATION AND SUBSIDIARIES









       CONSOLIDATED FINANCIAL STATEMENTS AND FINANCIAL STATEMENT SCHEDULE
                      AS OF DECEMBER 31, 1999 AND 1998 AND
        FOR EACH OF THE THREE YEARS IN THE PERIOD ENDED DECEMBER 31, 1999








                       PREPARED FOR FILING AS PART OF THE
                            ANNUAL REPORT (FORM 10-K)
                    TO THE SECURITIES AND EXCHANGE COMMISSION
                      FOR THE YEAR ENDED DECEMBER 31, 1999

                                   **********

BALTEK CORPORATION AND SUBSIDIARIES

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS AND
  FINANCIAL STATEMENT SCHEDULE
PREPARED FOR FILING AS PART OF THE ANNUAL REPORT
  (FORM 10-K) TO THE SECURITIES AND EXCHANGE COMMISSION
YEAR ENDED DECEMBER 31, 1999
--------------------------------------------------------------------------------


                                                                          Page

INDEPENDENT AUDITORS' REPORT................................................1

   Consolidated Balance Sheets as of December 31, 1999 and 1998.............2

   Consolidated Statements of Income for Each of the Three Years
   in  the  Period  Ended  December 31, 1999................................3

   Consolidated Statements of Stockholders' Equity for Each of the Three
   Years in the Period Ended December 31, 1999..............................4

   Consolidated Statements of Cash Flows for Each of the Three Years
   in the Period Ended December 31, 1999....................................5

   Notes to Consolidated Financial Statements for Each of the Three
   Years in the Period Ended December 31, 1999...........................6-16

FINANCIAL STATEMENT SCHEDULE AS OF AND FOR EACH OF THE THREE YEARS IN THE PERIOD ENDED DECEMBER 31, 1999:

II - Valuation and Qualifying Accounts.....................................17


All other schedules for which provision is made in the applicable regulations of the Securities and Exchange Commission have been omitted because of the absence of the conditions under which they are required or because the required information called for is set forth in the consolidated financial statements or notes thereto.

INDEPENDENT AUDITORS' REPORT



To the Board of Directors and Stockholders of Baltek Corporation and Subsidiaries

We have audited the accompanying consolidated balance sheets of Baltek Corporation and Subsidiaries (the "Corporation") as of December 31, 1999 and 1998, and the related consolidated statements of income, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 1999. Our audits also included the financial statement schedule listed in the accompanying index. These financial statements and financial statement schedule are the responsibility of the Corporation's management. Our responsibility is to express an opinion on the financial statements and financial statement schedule based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Baltek Corporation and Subsidiaries as of December 31, 1999 and 1998, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1999 in conformity with generally accepted accounting principles. Also, in our opinion, such financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly in all material respects the information set forth therein.



DELOITTE & TOUCHE LLP
Parsippany, New Jersey

March 13, 2000

                      BALTEK CORPORATION AND SUBSIDIARIES
                           CONSOLIDATED BALANCE SHEETS
                  (Dollars in Thousands, except per share data)
--------------------------------------------------------------------------------

                                                                December 31,
ASSETS                                                      1999           1998

CURRENT ASSETS:
   Cash and cash equivalents                               $   967       $ 1,056
   Accounts receivable (less allowance for doubtful
        accounts - 1999, $175; 1998, $144)                   9,285         6,942
   Inventories                                              18,478        14,667
   Prepaid expenses                                            551           425
   Other                                                     1,185         1,148
                                                           -------       -------

       Total current assets                                 30,466        24,238

PROPERTY, PLANT AND EQUIPMENT - Net                         13,565        13,114

TIMBER AND TIMBERLANDS                                       8,200         8,186

OTHER ASSETS                                                   674           539
                                                           -------       -------

TOTAL ASSETS                                               $52,905       $46,077
                                                           =======       =======

LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES:
   Notes payable                                           $ 8,079       $ 4,681
   Accounts payable                                          4,821         2,438
   Income taxes payable                                        211           216
   Accrued salaries, wages and bonuses payable               1,211         1,440
   Accrued expenses and other liabilities                      683           876
   Current portion of long-term debt                           199           449
   Current portion of obligation under capital lease           415           381
                                                           -------       -------

         Total current liabilities                          15,619        10,481

OBLIGATION UNDER CAPITAL LEASE                                 547           961

LONG-TERM DEBT                                                  44           620

UNION EMPLOYEE TERMINATION BENEFITS                             99           235
                                                           -------       -------

           Total liabilities                                16,309        12,297
                                                           -------       -------

STOCKHOLDERS' EQUITY:
   Preferred stock, $1.00 par; 5,000,000 shares
   authorized and unissued                                     --             --
   Common stock, $1.00 par; 10,000,000 shares authorized,
         2,523,261 shares issued and outstanding            2,523          2,523
   Additional paid-in capital                               2,157          2,157
   Retained earnings                                       31,916         29,100
                                                          -------        -------

          Total stockholders' equity                       36,596         33,780
                                                          -------        -------

TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY                $52,905        $46,077
                                                          =======        =======



See notes to consolidated financial statements.

                       BALTEK CORPORATION AND SUBSIDIARIES
                        CONSOLIDATED STATEMENTS OF INCOME
                  (Dollars in Thousands, except per share data)
--------------------------------------------------------------------------------
                             Year Ended December 31,

                                         1999             1998             1997
NET SALES                             $ 86,027         $ 67,695         $ 56,140

COST OF PRODUCTS SOLD                   66,337           50,607           42,322

SELLING, GENERAL AND
  ADMINISTRATIVE EXPENSES               13,850           11,954           10,423
                                      --------         --------         --------

           Operating income              5,840            5,134            3,395
                                      --------         --------         --------

OTHER INCOME (EXPENSES):
  Interest expense                      (1,356)          (1,554)            (760)
  Foreign exchange (loss) gain            (336)             814              (84)
  Interest income                           15                4                3
  Other, net                              --                  5                2
                                      --------         --------         --------

           Total                        (1,677)            (731)            (839)
                                      --------         --------         --------

INCOME BEFORE TAXES                      4,163            4,403            2,556

INCOME TAX PROVISION                     1,347            1,144              715
                                      --------         --------         --------

NET INCOME                            $  2,816         $  3,259         $  1,841
                                      ========         ========         ========

BASIC AND DILUTED EARNINGS
   PER COMMON SHARE                   $   1.12         $   1.29         $   0.73
                                      --------         --------         --------

See notes to consolidated financial statements.

                       BALTEK CORPORATION AND SUBSIDIARIES
                 CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
                             (Dollars in Thousands)
--------------------------------------------------------------------------------


                                    Common      Additional
                                    Stock,       Paid-in        Retained
                                    $1 Par       Capital        Earnings

BALANCE, JANUARY 1, 1997          $ 2,523        $ 2,157        $24,000

  Net income - 1997                    --             --          1,841
                                  -------        -------        -------

BALANCE, DECEMBER 31, 1997
                                    2,523          2,157         25,841

  Net income - 1998                    --             --          3,259
                                  -------        -------        -------

BALANCE, DECEMBER 31, 1998
                                    2,523          2,157         29,100

  Net income - 1999                                               2,816
                                  -------        -------        -------

BALANCE, DECEMBER 31, 1999        $ 2,523        $ 2,157        $31,916
                                  =======        =======        =======


See notes to consolidated financial statements.

                       BALTEK CORPORATION AND SUBSIDIARIES
                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                             (Dollars in Thousands)
--------------------------------------------------------------------------------

                                                                             Year Ended December 31,
                                                                       1999           1998              1997
CASH FLOWS FROM OPERATING ACTIVITIES:
  Net income                                                         $ 2,816         $ 3,259         $ 1,841
  Adjustments to reconcile net income to net cash
    provided by operating activities:
    Depreciation and amortization                                      3,002           2,492           2,324
    Foreign exchange loss (gain)                                         336            (814)             84
    Deferred taxes                                                      (180)            (93)            (59)
    Changes in assets and liabilities, net of the effect
      of foreign currency translation and acquisition:
        Accounts receivable                                           (2,338)         (1,829)           (555)
        Income tax payable/receivable                                    (15)            206             129
        Inventories                                                   (3,390)            (67)           (832)
        Prepaid expenses and other current assets                         36              17             207
        Other assets                                                     (14)             (2)            184
        Accounts payable and accrued expenses                          1,839            (405)            626
        Other                                                           (234)            (72)            (17)
                                                                     -------         -------         -------

           Net cash provided by operating activities                   1,858           2,692           3,932
                                                                     -------         -------         -------
CASH FLOWS FROM INVESTING ACTIVITIES:
  Net acquisitions of property, plant and equipment                   (2,410)         (3,296)         (1,681)
  Increase in timber and timberlands                                    (943)         (1,737)         (1,338)
  Acquisition of seafood assets, net of cash acquired                   (491)            --              (68)
                                                                     -------         -------         -------

           Net cash used in investing activities                      (3,844)         (5,033)         (3,087)
                                                                     -------         -------         -------
CASH FLOWS FROM FINANCING ACTIVITIES:
  Increase (decrease) in notes payable                                 3,398           1,529          (2,050)
  Borrowings of long-term debt                                            --           1,428           2,528
  Payments of long-term debt                                          (1,357)         (1,756)           (535)
  Principal payments under capital lease                                (382)           (337)           (295)
                                                                     -------         -------         -------

           Net cash provided by (used in) financing activities         1,659             864            (352)
                                                                     -------         -------         -------

EFFECT OF EXCHANGE RATE CHANGES ON CASH                                  238           1,356            (431)
                                                                     -------         -------         -------

NET (DECREASE) INCREASE IN
  CASH AND CASH EQUIVALENTS                                              (89)           (121)             62

CASH AND CASH EQUIVALENTS,
  BEGINNING OF YEAR                                                    1,056           1,177           1,115
                                                                     -------         -------         -------

CASH AND CASH EQUIVALENTS,
  END OF YEAR                                                        $   967         $ 1,056         $ 1,177
                                                                     =======         =======         =======

SUPPLEMENTAL DISCLOSURES OF
  CASH FLOW INFORMATION:
  Cash paid during the year for:
    Interest                                                         $ 1,281         $ 1,292         $   472
                                                                     =======         =======         =======
    Income taxes                                                     $ 1,509         $ 1,025         $   684
                                                                     =======         =======         =======


See notes to consolidated financial statements

BALTEK CORPORATION AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
EACH OF THE THREE YEARS IN THE PERIOD ENDED DECEMBER 31, 1999
--------------------------------------------------------------------------------


1.    NATURE OF OPERATIONS

      Baltek Corporation and subsidiaries (the "Company") is a multinational manufacturing and marketing company. The Company operates in two lines of business: supplying core materials, principally balsa wood and balsa wood products, linear and cross-linked PVC Foam and non-woven polyester mat to various composite industries; and in the seafood business, as a shrimp producer and as an importer. Approximately 69% of Baltek's revenues are derived from its core materials segment and 31% from the seafood segment.

      The principal market for the Company's core materials is in the United States, while the seafood market is divided between the United States and Europe.

      The balsa and shrimp products are produced in Ecuador, South America. The supply of raw materials has been without interruption for almost 60 years. The balsa and shrimp identifiable assets located at various facilities in Ecuador are included in the Company's consolidated balance sheet and total approximately $24 million at December 31, 1999. Foam and mat products are purchased from outside vendors; the foam products are further processed by the Company for sale to customers.

2.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

      Principles of Consolidation - The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries. All significant intercompany accounts and transactions have been eliminated in consolidation.

      Cash and Cash Equivalents - Cash equivalents consist of short-term highly liquid investments with maturities of three months or less when purchased.

      Cash flows from Baltek's operations in foreign countries are calculated based on their reporting currencies. As a result of this, amounts related to changes in assets and liabilities reported on the consolidated statement of cash flows will not necessarily agree to changes in the corresponding balances on the consolidated balance sheets. The effect of exchange rate changes on cash balances held in foreign currencies is reported on a separate line below cash flows from financing activities.

      Inventories - Inventories are valued at the lower of cost or market. Cost is determined by use of the first-in, first-out (FIFO) method.

      Property - Property, plant and equipment is stated at cost. Depreciation is provided for depreciable assets over their estimated useful lives using various accepted depreciation methods. The asset under capital lease and leasehold improvements are amortized over their estimated useful lives, or the life of the lease, whichever is shorter.

      Income Taxes - Taxes on current income are provided by the Company and each subsidiary as prescribed by local tax laws. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases.

      Timber and Timberlands - Timberlands are carried at cost. Timber-deferred cultivation costs represent the cost of preparing, clearing and seeding the Company's balsa wood plantations. Amortization of deferred cultivation costs is based on units of production. Timber carrying costs, which include the regular maintenance and overseeing of timberlands, are expensed as incurred.

      Foreign Currency Translation - The financial statements of the Company's foreign subsidiaries are remeasured into U.S. dollars, the Company's functional currency.

      Foreign Currency Risk Management - The Company uses forward foreign currency exchange contracts to reduce currency exchange rate risk on firm commitment purchases denominated in foreign currencies. Gains or losses resulting from these contracts are deferred and are included in the purchase price of the materials. The maximum term of these contracts is less than one year. The Company does not intend to enter into derivative financial instruments for speculative purposes.

      Common Stock - Holders of the Company's Common Stock have full voting, dividend and liquidation preferences in the Company.

      Concentrations of Credit Risk - Baltek's core material products, as well as shrimp and other seafood products, are sold to a number of markets, including boating, transportation, military, hobby, and the retail food industry. Baltek's products are sold throughout the United States, Canada, Europe, Japan and Australia to approximately 1,600 ultimate users. Credit risk related to Baltek's trade receivables is limited due to the large number of customers in differing industries and geographic areas.

      Fair Value of Financial Instruments - At December 31, 1999 and 1998, the carrying value of cash, accounts receivable and accounts payable approximated their fair values. The carrying amount of the notes payable and other debt obligations approximates fair value based on the nature and terms of the loans, including borrowing rates and other terms available to the Company for loans with similar terms and conditions.

      Research and Development - Research and development costs are charged to expense as incurred. Research and development expenditures charged to operations were approximately $597,000, $609,000 and $331,000 in 1999, 1998 and 1997, respectively.

      Earnings per Common Share - Earnings per share is computed by dividing net income by the weighted-average number of common shares outstanding. The weighted-average number of common shares outstanding for all periods presented is 2,523,261. The Company does not have any potentially dilutive instruments; therefore, the reporting of diluted earnings per share is not applicable.

      Use of Estimates - The Company's financial statements include the use of estimates and assumptions which have been developed by management based on available facts and information. Actual results could differ from those estimates.

      Reclassifications - Certain amounts in prior year financial statements have been reclassified to conform with the current year presentation.

3.    INVENTORIES

      Inventories of the core materials and shrimp segments are summarized as follows (amounts in thousands):

                                       1999           1998

Raw materials                        $ 5,260        $ 6,407
Work-in-process                        3,050          4,476
Finished goods                        10,168          3,784
                                     -------        -------

Inventories                          $18,478        $14,667
                                     =======        =======


      Included in the above amounts are inventories relating to the Company's seafood operations of $4,358,000 and $1,566,000 at December 31, 1999 and 1998, respectively.

4.    PROPERTY, PLANT AND EQUIPMENT

      Property, plant and equipment is comprised of the following (amounts in thousands):

                                                Estimated
                                              Useful Lives      1999       1998

         Land                                                $   125   $    125
         Shrimp properties                     5-20 years     18,755     17,694
         Buildings and improvements             20 years       2,057      1,826
         Machinery and equipment               5-10 years     12,164     11,202
         Leasehold improvements                                1,012        890
         Assets under capital lease                            2,499      2,499
         Construction-in-progress                                 --          6
                                                              ------     ------

         Total                                                36,612     34,242


         Less accumulated depreciation and amortization       23,047     21,128
                                                              ------     ------

         Property, plant and equipment -net                  $13,565   $ 13,114
                                                             =======   ========

        Shrimp properties consist principally of shrimp ponds, a hatchery and a packing plant. Accumulated amortization related to the asset under capital lease at December 31, 1999 and 1998 was $1,957,000 and $1,707,000, respectively.

        In April 1999, the Company signed an agreement to purchase certain assets and inventory totaling approximately $500,000 from the seafood importing subsidiary of Nissho Iwai Corporation. The acquisition increases the Company's presence in the seafood industry and allows the Company to sell not only shrimp but many other types of seafood, including lobster, crab, and salmon. Due to the immateriality of the acquisition, pro-forma information is not presented herein.

5.    TIMBER AND TIMBERLANDS

      Timber and Timberlands are comprised of the following (amounts in thousands):


                                                      1999         1998

       Timberlands                                 $ 3,906      $ 3,813
       Timber-deferred cultivation costs             4,294        4,373
                                                   -------      -------

       Timber and Timberlands                      $ 8,200      $ 8,186
                                                   =======      =======

      Amortization of deferred cultivation costs was approximately $928,000 and $572,000 at December 31, 1999 and 1998, respectively.

6.    NOTES PAYABLE

      Notes payable under various agreements consist of the following (amounts in thousands):


                                                      1999         1998
     U.S.  Bank loan,  with  interest at
     prime  less  3/4% in 1999  and 1998
     (7.75% and 7% at December  31, 1999
     and 1998, respectively)                        $ 5,801      $ 2,800


     Ecuadorian  bank loans,  payable in
     sucres,  due  within  one year from
     the origination date, with interest
     rates  between 46.3% and 63.0% (see
     also Note 7)                                       421           --

     Ecuadorian  bank loans,  payable in
     U.S.  dollars,  due within one year
     from  the  origination  date,  with
     interest  rates  between  10.6% and
     18.0% (see also Note 7)                          1,857        1,881
                                                    -------      -------

                                                    $ 8,079      $ 4,681
                                                    =======      =======

      Notes payable


      The U.S. Bank loan , which expires on September 30, 2000, represents borrowings under a secured $12,500,000 line of credit with a domestic bank. Borrowings under the line are secured by the Company's domestic accounts receivable and inventory. The loan agreement contains non-financial affirmative and negative covenants and limits the amount of dividends the Company may declare. The Company is also required to pay a commitment fee on the unused portion of its credit line on a quarterly basis. The Company was in compliance with all loan covenants at December 31, 1999.

      The weighted average interest rate on borrowings outstanding at December 31, 1999 and 1998 was approximately 12.0% and 8.2%, respectively.

7. LONG-TERM DEBT

      Long-term debt consists of the following (amounts in thousands):


                                                          1999            1998

Equipment loan                                          $  --           $  173

Ecuadorian bank loans, payable in sucres                  165              827

Other notes, with interest rates between
4.4% and 6.0%, due at various dates through 2002
                                                           78               69
                                                        -------         -------
                                                          243            1,069
Less current portion                                     (199)            (449)
                                                        -------         -------

Long-term debt                                          $  44           $  620
                                                        =======         =======


      At December 31, 1999, the Company had a line of credit available under Ecuadorian borrowing arrangements of $4,000,000, of which approximately $1,557,000 was unused. Borrowings under the line are secured by a mortgage on certain land and buildings and a negative pledge against certain machinery.

      Included in the outstanding line of credit are dollar and sucre denominated short-term loans (see Note 6) and sucre denominated term loans. The term loans require principal payments every three or six months and interest payments every three months. The interest rates on sucre denominated loans at December 31, 1999 and 1998 were approximately 65% and 69%, respectively, and are adjustable quarterly. Final payments on both loans are due in September 2000.

      Additionally, the Company has unused lines of credit under European borrowing arrangements amounting to approximately $700,000.

      The aggregate maturities of long-term debt at December 31, 1999 are as follows (amounts in thousands):


            2000                      $ 199
            2001                         29
            2002                         15
                                      -----
                                      $ 243
                                      =====

8.    INCOME TAXES

      Income before income taxes is comprised of (amounts in thousands):

                                   1999          1998          1997

       Domestic                 $  3,566       $  2,697      $  1,753
       Foreign                       597          1,706           803
                                --------       --------      --------

       Total                    $  4,163        $ 4,403      $  2,556
                                ========        =======      ========


      The provision for income taxes consists of the following (amounts in thousands):


                                1999             1998             1997
       Federal:
         Current             $  1,049          $   966         $   666
         Deferred                (180)             (93)            (59)
       State                      154              142             100
       Foreign                    324              129               8
                             --------          -------         -------

       Total                 $  1,347        $   1,144         $   715
                             ========        =========         =======



      The reconciliation between the Company's effective tax rate and the statutory Federal tax rate is as follows:

                                                                   1999             1998          1997
       Statutory Federal tax rate                                  35.0%            35.0%         35.0%
       Increase (decrease) in taxes resulting from:
       Foreign income - effect of rates differing
       from statutory rates, effect of nontaxable
       exchange gains and losses, and foreign losses
       producing no current benefit                                 2.9            (12.0)         (9.6)
       Refunds and change in current valuation
       allowance                                                    0.0             (0.0)         (2.5)
       State taxes, net of Federal income tax benefit               2.3              2.0           2.5
       Foreign tax credits                                         (4.5)            (2.5)          0.0
       Other - net                                                 (3.4)              3.5           2.6
                                                                -------          -------        ------

       Effective tax rate                                          32.3%            26.0%         28.0%
                                                                =======          =======       =======

      In 1997, the Company utilized foreign tax loss carryforwards, for which a full valuation allowance had been recorded in prior years.

Significant components of the Company's deferred tax assets and liabilities are as follows (amounts in thousands):

                                                   1999          1998
Current assets (liabilities):
  Inventory capitalization                        $ 223         $ 105
  Unexpired insurance                              (179)         (127)
  Reserve amounts not currently deductible          102           116
  Other - net                                        45            39
                                                  -----         -----
Total current asset, net                          $ 191         $ 133
                                                  =====         =====

Noncurrent assets:
  Capital lease                                   $  99         $ 182
  Other                                             275            71
  Foreign tax loss carryforwards                     25            91
  Less valuation allowance                         (25)           (91)
                                                  -----         -----
Total noncurrent asset, net                       $ 374         $ 253
                                                  =====         =====


      As of December 31, 1999 and 1998, the Company had a full valuation allowance recorded against its foreign tax loss carryforwards related to certain European locations. Management believes that it is more likely than not that the remaining carryforwards will expire unutilized.

      The total current and noncurrent amounts presented above are included in other assets (current and noncurrent) in the consolidated balance sheet.

      The Company has not accrued federal income taxes on the equity in the undistributed earnings of its foreign subsidiaries, which amounted to approximately $8,564,000 at December 31, 1999, because such earnings are permanently reinvested. It is not practicable to estimate the tax liability that might arise if these earnings were remitted.

9.    EMPLOYEE BENEFIT PLANS

      The Company has a profit-sharing plan under which an annual contribution may be paid from accumulated profits at the discretion of the Board of Directors for the benefit of eligible employees upon their retirement. Contributions to this plan by the Company amounted to approximately $329,000, $350,000 and $313,000 in 1999, 1998 and 1997, respectively.
      Additionally, the plan allows for all participants to defer between 1 percent and 15 percent of their salary. Amounts deferred are paid to the trustee of the plan. The plan does not provide for matching Company contributions.

      In 1999, the Company adopted a non-qualified deferred compensation plan for the benefit of certain eligible employees. The plan allows participants to defer up to 100% of their compensation. The Company does not contribute into the plan.

      Certain employees of the Company's Ecuadorian subsidiary companies are covered by termination and retirement plans incorporated under statutory requirements of labor laws and collective bargaining agreements. Included in the accompanying consolidated balance sheets are union employee termination benefits which approximate unpaid vested benefits under such plans. The amount of benefits to be received by an employee is established by the collective bargaining agreements and is based on length of service and compensation. Provisions of approximately $27,000, $54,000 and $75,000 were charged to income during 1999, 1998 and 1997, respectively.

      The Company participates in a multiemployer pension plan for the union employees at the Northvale, New Jersey facility. Provisions of approximately $200,000, $174,000 and $139,000 were charged to income during 1999, 1998 and 1997, respectively.

10.   LEASES

      The Company leases its primary office space and plant facilities in Northvale, New Jersey under a long-term capital lease agreement which expires in 2002. The lease provides that the Company pay all real estate taxes, maintenance and insurance relating to the facilities.

      The Company also has operating lease agreements for warehouse and office space in the United States and Europe. The longest lease obligation extends to 2008. Certain leases contain renewal options and generally require the Company to pay other facility related costs such as taxes, maintenance and insurance. Rent expense under these operating leases amounted to $502,000, $361,000 and $204,000 in 1999, 1998 and 1997,
      respectively.

      Future minimum lease payment obligations, as of December 31, 1999, for the capital lease described above, as well as operating leases, are as follows (amounts in thousands):

                                           Capital        Operating
       Year                                Lease           Leases

2000                                      $   470        $   446
2001                                          488            446
2002                                           82            372
2003                                           --            213
2004                                           --            113
Thereafter                                     --            117
                                           ------        -------

Minimum lease payments                      1,040        $ 1,707
                                                         =======

Less amounts representing interest            (78)
                                           ------

Capital lease obligation                  $   962
                                          =======

11.   SEGMENT INFORMATION

      The  Company  and  its  subsidiaries   operate  in  two  segments,   as  a
      manufacturer and supplier of structural core materials in composite applications to various industries, and in the seafood industry, as a shrimp producer and as an importer. The segments are managed and reported separately because of the difference in products they produce and markets they serve. The accounting policies of the segments are the same as those described in the summary of significant accounting policies. The Company evaluates performance based on operating income, i.e. results of operations before interest, income taxes and foreign exchange gains and losses. There are no intersegment sales.

      No single customer provided more than 10% of the Company's revenue in 1999, 1998 or 1997.

      Information about the Company's operations by segment is as follows:

                                                                         (In Thousands)
                                                                 1999        1998         1997
       Net sales to unaffiliated customers

     Core materials segment                                    $58,938      $53,600      $44,004
     Seafood segment                                            27,089       14,095       12,136
                                                               -------      -------      -------

     Total net sales                                           $86,027      $67,695      $56,140
                                                               =======      =======      =======
     Operating income

     Core materials segment                                    $ 4,569      $ 3,721      $ 1,635
     Seafood segment                                             1,271        1,413        1,760
                                                               -------      -------      -------

     Total operating income                                    $ 5,840      $ 5,134      $ 3,395
                                                               =======      =======      =======

     Identifiable assets

     Core materials segment                                    $35,728      $35,105      $31,387
     Seafood segment                                            17,177       10,972       10,368
                                                               -------      -------      -------

     Total identifiable assets                                 $52,905      $46,077      $41,755
                                                               =======      =======      =======


     Capital expenditures, net, including timberlands
     And capital leases

     Core materials segment                                    $2,197      $3,641      $2,305
     Seafood segment                                            1,271       1,392         737
                                                               ------      ------      ------

     Total capital expenditures                                $3,468      $5,033      $3,042
                                                               ======      ======      ======

      Information pertaining to the Company's operations in different geographic areas is as follows:

                                                          (In Thousands)
                                            1999             1998             1997

Net sales to unaffiliated customers

United States - domestic                  $65,293          $49,399          $38,835
United States - export                     11,263           11,289           11,642
Ecuador                                        87              131              116
Europe                                      9,384            6,876            5,547
                                          -------          -------          -------

Total net sales                           $86,027          $67,695          $56,140
                                          =======          =======          =======

Identifiable assets

United States                             $24,781          $16,973          $15,457
Ecuador                                    23,957           25,217           22,672
Europe                                      4,167            3,887            3,626
                                          -------          -------          -------

Total identifiable assets                 $52,905          $46,077          $41,755
                                          =======          =======          =======

12.   FINANCIAL INSTRUMENTS

      At December 31, 1999, the Company did not have any material foreign exchange contracts outstanding. At December 31, 1998, the Company held forward foreign currency exchange contracts for the purchase of French francs with a notional amount of approximately $269,000. Firm commitments existed which correlated to the maturity dates of the forward exchange contracts.



13.   NEW ACCOUNTING PRONOUNCEMENTS

      In June 1998, the Financial Accounting Standards Board issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," which was amended by SFAS No. 137. The statement establishes accounting and reporting standards for derivative instruments and hedging activities and requires that an entity recognize all derivatives as either assets or liabilities in the balance sheet and measure those instruments at fair value. Provisions of the statement are required to be adopted for years beginning after June 15, 2000. The Company is currently evaluating the impact of this statement on its financial position and results of operations.


                                     ******

                                                                     Schedule II

                       BALTEK CORPORATION AND SUBSIDIARIES

        FINANCIAL STATEMENT SCHEDULE OF VALUATION AND QUALIFYING ACCOUNTS
          EACH OF THE THREE YEARS IN THE PERIOD ENDED DECEMBER 31, 1999
                              Dollars in Thousands


                                                          Additions
                                         Balance at      Charged to                         Balance
                                         Beginning        Costs and                         at End
         Description                      of Year         Expenses         Deductions       of Year
         -----------                      -------         --------         ----------       -------

YEAR ENDED DECEMBER 31, 1999:
  Allowance for doubtful
    accounts receivable                   $  144             $  66            $  35         $  175
                                          ======             =====            =====         ======

  Inventory                               $  266              $ --            $ 116         $  150
                                          ======             =====            =====         ======


YEAR ENDED DECEMBER 31, 1998:
  Allowance for doubtful
    accounts receivable                    $  73             $  74            $   3          $ 144
                                           ======            =====            =====         ======

  Inventory                                $  90             $ 176            $  --          $ 266
                                           ======            =====            =====         ======

YEAR ENDED DECEMBER 31, 1997:
  Allowance for doubtful
    accounts receivable                    $  63             $  30            $  20          $  73
                                          ======             =====            =====         ======

  Inventory                               $   --             $  90            $  --          $  90
                                          ======             =====            =====         ======

                                      -17-